September 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel, Assistant Director

Re:                             StarTek, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 25, 2010

File No. 001-12793

Dear Mr. Spirgel:

On behalf of StarTek, Inc., we hereby respond to the Staff’s comment letter dated September 7, 2010. For your convenience, we have repeated the comments set forth in your letter in italics and followed with StarTek’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed March 18, 2010

Compensation Discussion and Analysis, page 11

How We Determine to Pay What We Pay, page 12

1.              We note your response to comment two from our letter dated August 3, 2010.  We note that stock option and restricted stock grants to your NEOs are made based upon their individual performances which are assessed by your CEO (other than for the CEO who is assessed by the Compensation Committee) who subjectively considers their performances based on the criteria listed at the bottom of page 16 and top of page 17.  Please provide more details regarding the subjective and discretionary nature of this evaluative process and discuss the conclusions reached regarding each NEO’s individual performance from this evaluative process.

Registrant’s Response:

In future filings, we will include disclosure about the factors considered in determining the amount of equity awards granted to our NEOs, whether those factors are based upon individual performance, peer group benchmarking, or any other measures, and how each NEO performed in relation to those factors.

Executive Incentive Bonus Plan, page 14

2.              We note your response to comment five from our letter dated August 3, 2010.  Please confirm you will provide similar disclosure regarding how you calculated the average bonus payout under the Executive Incentive Bonus Plan.

Registrant’s Response:

We confirm that in future filings we will include disclosure of the calculation of our average bonus payout under the Executive Incentive Bonus plan similar to what was provided in our response to comment five from the Staff’s letter dated August 3, 2010.

Summary Compensation Table, page 17

3.              We note your response to comment six from our letter dated August 3, 2010.  We note your agreement to include a footnote to the Summary Compensation Table disclosing that the amounts disclosed under the Bonus Column were pursuant to the individual portion (or non-financial goals in the future) of the Executive Incentive Bonus Plan.  Please also supplement your current footnote to the Grants of Plan-Based Awards Table to show the amounts do not reflect the individual portion or non-financial goals portion of the Executive Incentive Bonus Plan and disclose the threshold, target, and maximum amounts for the individual portion.

Registrant’s Response:

We confirm that in future filings we will supplement the footnote to the Grants of Plan-Based Awards Table to:

•                  show that the amounts do not reflect the non-financial goals portion of the Executive Incentive Bonus Plan; and

•                  disclose the threshold, target, and maximum amounts for the non-financial goals portion.

* * * * *

By this letter, we also acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues identified by your comments. Please feel free to contact me at (303) 262-4149 to discuss our responses or any further comments you may have.

Sincerely,

David G. Durham
Executive Vice President, Chief Financial Officer and Treasurer

cc:	A. Laurence Jones, President and Chief Executive Officer
Patricia Elias, Interim General Counsel
Julie Pierce, Director of SEC Reporting
Board of Directors of StarTek, Inc.
Amy Seidel, Partner — Faegre & Benson LLP (Outside Legal Counsel)
Michael Rosenbach, Partner — Ernst & Young, LLP (Independent Audit Firm)